
Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

20th April 2005


05007681

Office of International Corporate Finai
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



David Coker
Company Secretary


MAIL PROCESSING
APR 2 2 2005
SECTION

Enclosure



Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	08:58 20-Apr-05
Number	2748L

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

NOTIFICATION OF CHANGE IN INTERESTS IN SHARES

The Morgan Crucible Company plc (the "Company") received notice on 19th April 2005 that, in accordance with Sections 198-202 of the Companies Act 1985, Deutsche Bank AG and its subsidiaries no longer have a notifiable interest in the Company's Ordinary Shares of 25 pence each.

END

Close


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH. D.C. 209 SECTION